
10033278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12-31-09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimberly Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 George Rd
(No. and Street)

Glen Rock NJ 07452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kamal Smith 201-493-1934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chipeline Bernard
(Name – if individual, state last, first, middle name)

Sleasant ave Garden City NJ 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kamal Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimberly Capital Corp, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL NOTARY PUBLIC
BERGEN COUNTY
LISA LEADBEATER
My Commission Expires July 20, 2006

Kamal Smith
Signature

President
Title

Lisa Leadbeater 3/27/03
Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Kimberly Capital Corp.

We have audited the accompanying balance sheet of KIMBERLY CAPITAL CORP. as of December 31, 2009 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of KIMBERLY CAPITAL CORP. at December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of minimum net capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Peter D. Willner, C.P.A.
March 12, 2010

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
Kimberly Capital Corp.

We have examined the financial statements of KIMBERLY CAPITAL CORP. as of December 31, 2009 and have issued our report thereon dated March 12, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding the firms assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ended December 31, 2009, which was made for the purpose set forth in the first paragraph above and which should not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.



Peter D. Willner, C.P.A.
March 12, 2010

KIMBERLY CAPITAL CORP.

STATEMENT OF INCOME
For the Year Ended
DECEMBER 31, 2010

REVENUE:		
Commissions		$ 19,476
Trading		2,859
Other revenue		456
Total Revenue		$ 22,791
EXPENSES:		
Occupancy Expense	$ 4,251	
Clearing expense	3,130	
Communications and Data Processing	1,387	
Regulatory Fees	615	
Franchise Taxes	520	
Other administrative expenses	19,239	
Total Expenses		29,142
Net (Loss) from Operations		$ (6,351)
Other Comprehensive Income:		
Unrealized gains on securities		1,968
Total Comprehensive (Loss)		$ (4,383)
Net (loss) per share		$ (22)

The accompanying notes are an integral part of the financial statements.

KIMBERLYLY CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2009

Capital Stock:		
Capital Stock – No Par Value,		
200 Shares Authorized, Issued and Outstanding		**$ 10,000**
Additional Paid – Capital		**40,000**
Total Capital, Beginning and Ending		**$ 50,000**
Retained Earnings:		
Retained Earnings, - January 1, 2009	**$ 55,123**	
Net (Loss) for the period	**(6,351)**	
(Distributions)	**(3,520)**	
Retained Earnings, - December 31, 2009		**$ 45,252**
Accumulated Other Comprehensive Income		**998**
Total Stockholder's Equity		**$ 96,250**

The accompanying notes are an integral part of the financial statements.

KIMBERLY CAPITAL CORP.

BALANCE SHEET
DECEMBER 31, 2009

ASSETS:		
Current Assets:		
Cash in Bank	$ 497	
Marketable Securities	20,475	
Reserve Account	41,734	
Clearing Deposit – Restricted Funds	5,694	$ 68,400
Net Receivable from Broker-Dealers		2,537
Prepaid Expenses		640
Total Current Assets		$ 71,577
Fixed Assets:		
Equipment and Automobiles (at Cost)	$ 33,904	
(less): Accumulated Depreciation	(7,148)	
Net Book Value		26,756
Total Assets		$ 98,333
LIABILITIES:		
Current Liabilities:		
Accounts payable and accrued expenses		$ 2,083
Total Liabilities		$ 2,083
STOCKHOLDERS' EQUITY:		
Common Stock – no par value, 200 shares authorized, issued and outstanding	$ 10,000	
Additional Paid-in-Capital	40,000	
Retained Earnings	45,252	
Accumulated other comprehensive income:		
Unrealized gains on securities	998	
Total Stockholders' Equity		96,250
Total Liabilities and Stockholders' Equity		$ 98,333

The accompanying notes are an integral part of the financial statements.

KIMBERLY CAPITAL CORP.

STATEMENT OF CASH FLOWS
For the Year Ended
DECEMBER 31, 2009

OPERATING ACTIVITIES:			
Net (Loss)		$	(6,351)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation Expense			3,411
Realized Gain on Sale of Securities			(2,859)
Changes in Assets and Liabilities:			
Decrease in Reserve and Clearing Accounts			15,746
(Increase) in Receivable from Broker/Dealers			(309)
Decrease in Prepaid Expenses			1,050
Increase in Accounts Payable and Accrued Expenses			43
Net Cash Provided by Operating Activities		$	10,731
INVESTING ACTIVITIES:			
Proceeds from Sales of Marketable Securities	$ 50,803		
(less): Purchases of Marketable Securities	(57,571)		(6,768)
Purchase of Office Equipment			(230)
Net Cash Used for Financing Activities		$	(6,998)
FINANCING ACTIVITIES:			
(Distributions) to Shareholder		$	(3,520)
Net Increase in Cash		$	213
Cash and Cash Equivalents – January 1, 2009			284
Cash and Cash Equivalents – December 31, 2009		$	497

SUPPLIMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for the following:		
Franchise Taxes	$	1,304
Interest Expense		0

The accompanying notes are an integral part of the financial statements.

KIMBERLY CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS
KIMBERLY CAPITAL CORP. was incorporated in the State of New Jersey in October 1995. The Company was formed to engage primarily in securities brokerage activities and is registered with the Securities and Exchange Commission and is a member of FINRA.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Securities Transactions
Customers' securities transactions are recorded on a trade date basis with related commission income and expenses reported on a trade date basis.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years.

Income Taxes
Beginning on October 10, 1995 KIMBERLY CAPITAL CORP. elected to be treated as a Sub-chapter "S" corporation for tax purposes. All profits or losses of the entity are reflected on the personal income tax returns of the shareholder.

KIMBERLY CAPITAL CORP.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2009 were settled in January 2010 in fulfillment of contractual obligations without incident or exception.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $ 59,254 which was $ 54,254 in excess of its required net capital of $ 5,000. The Company's aggregate indebtedness to net capital was 4%.

4. EARNINGS PER SHARE

Net (loss) per share of common stock was computed by dividing net loss by the weighted average number of common shares outstanding for the year (200) shares.

KIMBERLY CAPITAL CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2009

Computation of Net Capital

Total Capital from statement of financial condition		$ 96,250
Total Capital Qualified for Net Capital		$ 96,250
(less):		
Non-allowable Assets:		
Equipment and Automobiles, net	$ 26,756	
Prepaid expenses	640	
Clearing Deposit - Restricted Funds	5,694	(33,090)
Net capital Before Haircuts on Securities Positions		$ 63,160
(less):		
Haircuts on Securities:		
Money Market Funds	$ 835	
Marketable Securities	3,071	(3,906)
Net Capital		$ 59,254

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of $ 2,083	$ 139
Minimum net capital requirements of reporting broker-dealer	5,000
Net capital requirement	5,000
Excess net capital	54,254
Excess net capital at 1000%	53,254

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 2,083
Percentage of aggregate indebtedness to net capital	4%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	4%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.



Peter D. Willner, C.P. A.

KIMBERLY CAPITAL CORP.

RECONCILIATION OF STOCKHOLDERS' EQUITY (FINANCIAL REPORT) WITH THAT OF THE FOCUS REPORT AS OF DECEMBER 31, 2009

Stockholders' Equity – Financial Report	**$**	**96,250**
Adjustment:		**0**
Ownership Equity – Focus Report	**$**	**96,250**

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the statement of financial condition of the Focus Report, Part II's, of December 31, 2009.